UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces financial settlement related to the redetermination of the Tupi Shared Reservoir

—

Rio de Janeiro, April 2, 2026 – Petróleo Brasileiro S.A. – Petrobras following up on the announcement of December 1, 2025, informs that the financial settlements related to the first redetermination of the Tupi Shared Reservoir, located in the Santos Basin, have been completed. This follows the approval of the Fourth Addendum to the Production Individualization Agreement (AIP) of the reservoir, which changed Petrobras’ participation share from 67.216% to 67.457% as of December 1, 2025.

Accordingly, on March 31, 2026, Petrobras received approximately R$ 3 billion from the other consortium partners – Shell Brasil Petróleo Ltda. (Shell) and Petrogal Brasil S.A. (Petrogal) – and paid approximately R$ 600 million to the Federal Government, represented by Pré-Sal Petróleo (PPSA). It is worth noting that these amounts were recognized in the financial statements for 4Q25.

The financial compensation covers the expenses incurred and revenues related to the volumes produced up to the effective date of this AIP addendum, in accordance with the current Expenses and Volumes Equalization Agreement (AEGV).

The table below shows the previous and new participation shares in the Shared Reservoir for each party:

Parties	Participation in the Tupi Shared Reservoir until 11/30/2025	Participation in the Tupi Shared Reservoir from 12/01/2025
Petrobras (Operator)	67.216%	67.457%
Shell	23.024%	22.650%
Petrogal	9.209%	9.060%
Federal Government (represented by PPSA)	0.551%	0.833%

The Tupi Shared Reservoir comprises:

✓	the BM-S-11 Concession Contract (Tupi field), operated by Petrobras (65%), in partnership with Shell (25%) and Petrogal (10%);
✓	the Tupi South Block under the Transfer of Rights Contract (Tupi South field), operated by Petrobras, which holds 100% participation; and
✓	the Non-Contracted Area, owned by the Federal Government, represented by PPSA under the AIP, as provided for in Law 12,351/2010.

It should be clarified that the Tupi AIP does not include the reservoir known as Iracema, which remains with the same participation shares as the BM-S-11 consortium.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer